Exhibit 107.1

CALCULATION OF REGISTRATION FILING FEE

424(b)(2)

(Form Type)

Smith & Nephew plc

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee(2)
		Newly Registered Securities
Fees to Be Paid	Unallocated (Universal) Shelf	4.565% Notes due 2029	457(r)			$489,150,000	$0.0001102	$53,905
	Total Offering Amounts					$489,150,000		$53,905
	Total Fees Previously Paid							-
	Total Fee Offsets							-
	Net Fees Due							$53,905

(1)	€500,000,000 aggregate principal amount of Senior Unsecured Notes will be issued. The Maximum Aggregate Offering Price is based on the latest euro/U.S. dollar exchange rate of €1.00/U.S. $0.9783 on September 30, 2022, as announced by the U.S. Federal Reserve Board.

(2)	Calculated in accordance with Rule 457(r) under the U.S. Securities Act of 1933, as amended.